First Investors Tax Exempt Funds
40 Wall Street
New York, New York 10005

April 26, 2019

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
First Investors Tax Exempt Funds—Request for Withdrawal of a Post-Effective Amendment to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 002-82572; 811-03690)

Dear Ms. Rossotto:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Investors Tax Exempt Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 002-82572; 811-03690) relating to the First Investors Tax Exempt Income Fund, First Investors Tax Exempt Opportunities Fund, First Investors California Tax Exempt Fund, First Investors New Jersey Tax Exempt Fund, First Investors New York Tax Exempt Fund and First Investors Oregon Tax Exempt Fund (the “Funds”):

Filing Date	Accession Number
February 22, 2019	0000898432-19-000241[1]

No securities have been sold by the Funds in connection with the Amendment.  The Trust respectfully submits that a withdrawal of the Amendment with respect to the Funds is consistent with the public interest and the protection of investors.

If you have any questions, please contact Kathy K. Ingber at (202) 778-9015.  Thank you.

Very truly yours,

First Investors Tax Exempt Funds

By:	/s/ Scott K. Richardson
Title:	Secretary

1 This withdrawal request relates only to Accession Number 0000898432-19-000241 and not Accession Number 0000898432-19-000245, which has the same Post-Effective Amendment number.